UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

HARLEYSVILLE GROUP INC. (Name of Issuer)

Common Stock (Title of Class of Securities)

412824104 (CUSIP Number)

December 31, 2007 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412824104

1)	Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

Harleysville Mutual Insurance Company I.R.S # 23-0902325

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ]
(b)	[ ]

3)	SEC Use Only

4)	Citizenship or Place of Organization	Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person with	5) Sole Voting Power	15,976,666

	6) Shared Voting Power	0

	7) Sole Dispositive Power	15,976,666

	8) Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person	15,976,666
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11)	Percent of Class Represented by Amount in Row (9)	52.7%
12)	Type of Reporting Persons (See Instructions)	CO

Item 1.

(a)	Name of issuer:

Harleysville Group Inc.

(b)	Address of issuer’s principal executive offices:

355 Maple Avenue Harleysville, Pennsylvania 19438

Item 2.

(a)	Name of Person Filing:

Harleysville Mutual Insurance Company

(b)	Address of Principal Business Office:

355 Maple Avenue Harleysville, Pennsylvania 19438

(c)	Citizenship:

Pennsylvania

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number

412824104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act(15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.

Harleysville Mutual Insurance Company owns the following shares of Harleysville Group Inc. common stock:

(a)	Amount beneficially owned at December 31, 2007 (1):	15,976,666
(b)	Percent of class:	52.7%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	15,976,666
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	15,976,666
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)
During calendar year 2007, Harleysville Group Inc. repurchased shares of its common stock pursuant to two announced share repurchase programs.  In accordance with such share repurchase programs, Harleysville Group Inc. purchased an aggregate of 1,025,779 shares of its common stock from Harleysville Mutual Insurance Company.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G, Amendment No. 1 is true, complete and correct.

HARLEYSVILLE MUTUAL INSURANCE COMPANY

Dated: February 12, 2008	By:	/s/ Robert A. Kauffman
SVP, Secretary, General Counsel & Chief Governance Officer